

Mail Stop 3561

August 4, 2016

Timothy A. Larkin
Chief Financial Officer
InterCloud Systems, Inc.
1030 Broad Street, Suite 102
Shrewsbury, NJ 07702

> **Re:** **InterCloud Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed June 17, 2016**
> **File No. 1-36100**

Dear Mr. Larkin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Liquidity, Capital Resources and Cash Flows

Indebtedness, page 47

1. In future filings please provide investors with a distillation of the terms of your indebtedness in an easier-to-read format, such as a chart or matrix.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure, page 53

2. Given the disclosure in Amendment No. 1 to Form 8-K filed May 16, 2016, please provide us with your analysis as to why you have not disclosed the information required by Item 304(b) of Regulation S-K. In preparing your response, please note the last sentence of Instruction 1 of the Instructions to Item 304.

Item 8. Financial Statements and Supplementary Data

Critical Accounting Policies

Goodwill and Intangible Assets, page 37

3. We note that you recorded impairment charges in some of your reporting units. For the reporting units where no impairment charges were recognized please tell us whether they are at risk of failing step one of the goodwill impairment test discussed in ASC 350-20-35-4 through 35-19. If any of the reporting units has a fair value that is not substantially in excess of carrying value, please tell us your consideration of disclosing:
    *   the percentage by which fair value exceeded carrying value as of the date of the most recent test;
    *   the methods and key assumptions used and how the key assumptions were determined;
    *   the degree of uncertainty associated with the key assumptions; and
    *   a description of the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Revenue Recognition, page F-13

4. We note your continued use of the percentage of completion method for AWS Entities subsequent to the restatement of your September 30, 2015 10-Q where you determined you did not retain adequate documentation to support the usage of the percentage of completion method for certain contracts within your AWS and AWS Puerto Rico subsidiaries. Please explain how you are currently recognizing revenue for those contracts.   Further, please explain and support your continued use of the percentage of completion method including relevant guidance.

5. With regards to the AWS Entities service contracts, please explain how you determined the proportional method was appropriate as opposed to the completed performance model. In doing so explain the value the customer is receiving over the course of the services you are providing. In your response also address whether the final act (or some other particular act) is so significant in relation to the overall transaction that the transfer of value to the customer only takes place when the final act is completed and whether the payment terms indicate that no payment is due until the final act is performed.

6. We note ADEX's Highwire division recognizes revenue when a project within a contract is complete, akin to the completed performance method; however, you disclose Highwire recognizes revenue using the proportional performance method. Please clarify and support your methodology.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Guidry, Staff Attorney, at (202)-551-3621 or Mara Ransom, Assistant Director, at (202) 551-3720 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products